United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of September 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

INCORPORATION BY REFERENCE
This report is incorporated by reference into our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on November 13, 2006 (SEC File Nos. 333-138617 and 333-138617-01), on June 18, 2007 (SEC File Nos. 333-143857 and 333-143857-01) and on July 6, 2009 (SEC File Nos. 333-160448 and 333-160448-01).

Page

Results of operations for the six-month period ended June 30, 2009 and 2008	3

Liquidity and capital resources	9

Exhibit index	14

Exhibit A
Exhibit B

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008
Overview
After three quarters of steep decline, the global economy shows signs of having bottomed out. Vale has settled benchmark prices for 2009 with its main customers in Europe, Asia (excluding China) and the Middle East. Benchmark prices for 2009 have decreased 28.2% for iron ore fines, 44.5% for iron ore lumps, and 48.3% for both blast furnace and direct reduction iron ore pellets, in each case compared to 2008 benchmark prices. Due to its higher cyclicality and volatility, demand for iron ore pellets during a downturn tends to be negatively affected earlier and more strongly than demand for iron ore fines. On the other hand, demand for iron ore pellets during an upturn tends to recover later than the demand for iron ore fines, but then grows faster.
We have been adopting a more flexible stance on iron ore pricing, employing different options in our marketing efforts. Moreover, we have been (i) expanding our customer base in China, (ii) entering into contracts with mid-sized steelmakers, facilitated by the use of our own and third-party ships to transport iron ore, and (iii) pricing our iron ore on a C&F basis in an effort to ease price volatility for our customers and increase our competitiveness.
In the first half of 2009, we generated net income attributable to the Company’s stockholders of US$2,153 million, a decrease of US$4,877 million, or 69.4%, compared to the first half of 2008. The decline in net income was driven primarily by a US$5,489 million decline in operating income, reflecting lower sales volumes and sales prices as a result of the global economic slowdown. Although our cost-cutting efforts resulted in a US$2,970 million reduction in costs, the decline in net revenues of US$8,160 million more than offset these operational savings. The decline in operating income was partially offset by an improvement in non-operating income of US$689 million, mainly as a result of higher gains from derivatives and lower financial expenses.
Recent Developments
Sale of PTI shares
In August 2009, we sold through a book-building process for IDR925.6 billion (equivalent to US$91.4 million) 205,680,000 shares of our subsidiary PT International Nickel Indonesia Tbk (PTI), representing 2.07% of PTI’s outstanding shares. As a result of this transaction, the free float of PTI shares increased to 20%, in compliance with our previous commitment.
Strikes at some of our nickel operations
Currently, some of our Canadian nickel operations are facing strikes. The unionized employees at our operations in Sudbury and Port Colborne, in the province of Ontario, and at Voisey’s Bay, in the province of Newfoundland and Labrador, went on strike on July 13, 2009 and August 1, 2009, respectively, after rejecting our settlement offer for a new three-year collective bargaining agreement. Our offer aims to provide the right incentives for increasing labor productivity and enhancing the long-term competitiveness of these operations and their capacity to continue generating value.
In 2008, finished nickel output utilizing nickel ore produced by these sites reached 162,800 metric tons, 59% of our total production. Last year these sites also produced 170,000 metric tons of copper and 2,499 metric tons of cobalt, 54% and 88% of our total output, respectively.
Memorandum of understanding to increase stake in CSA
In July 2009, we signed a memorandum of understanding with ThyssenKrupp Steel AG (ThyssenKrupp) to increase our stake in ThyssenKrupp CSA Siderúrgica do Atlântico Ltda. (CSA) from our current 10% interest to 26.87%, by investing €965 million. This investment decision is subject to certain conditions.

CSA is building an integrated steel slab plant, with nominal capacity of five million metric tons of slab per year, in the state of Rio de Janeiro, Brazil. Currently, start-up is scheduled for the first half of 2010. As a strategic partner of ThyssenKrupp, we are the sole and exclusive supplier of iron ore to CSA.
Revenues
Our operating revenues, net of discounts, freight, returns and allowances, were US$10,505 million in the first half of 2009, 44.6% lower than in the first half of 2008, as a result of a decline in both sales volumes and sales prices. The proportion of our total operating revenues attributable to ferrous minerals increased to 59.2% in the first half of 2009 from 57% in the first half of 2008, while the proportion of our total operating revenues attributable to non-ferrous minerals decreased to 32.6% from 36.7% in the same period last year. The distribution of our revenue by geographical destination also underwent a major change due to strong Chinese demand for minerals and metals. In the first half of 2009, sales to Asia increased to 60.5% of our total revenue from 39.1% in the first half of 2008, while sales to the Americas declined to 9.7% from 16.1% and sales to Europe declined to 14.1% from 24.0%. The following table presents our gross operating revenues by product and our net operating revenues for the periods indicated.

	Six months ended June 30,
	2008		2009		% Change
	(US$ million)
	(unaudited)
Ferrous minerals:
Iron ore	US$	8,064	US$	5,551	(31.2)
Iron ore pellets		1,861		452	(75.7)
Manganese		123		58	(52.8)
Ferroalloys		672		148	(78.0)
Pig iron		86		11	(87.2)

Subtotal		10,806		6,220	(42.4)
Non-ferrous minerals:
Nickel and other products (1)		4,766		1,972	(58.6)
Potash		169		186	10.1
Kaolin		107		81	(24.3)
Copper concentrate (2)		540		277	(48.7)
Aluminum products		1,374		910	(33.8)

Subtotal		6,956		3,426	(50.7)
Logistics services:
Railroads		677		381	(43.7)
Ports		147		99	(32.7)

Subtotal		824		480	(41.7)
Other products and services (3)		359		379	5.6

Gross revenues		18,945		10,505	(44.6)
Value added tax		(513)		(233)	(54.6)

Net operating revenues	US$	18,432	US$	10,272	(44.3)

(1)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(2)	Does not include copper produced as a nickel co-product.

(3)	Includes coal.
Iron ore. Gross revenues from sales of iron ore decreased 31.2% in the first half of 2009 compared to the first half of 2008, primarily as a result of a 27.8% decrease in volume sold. Although the 2009 benchmark prices are lower by 28.2% (for fines) and 44.5% (for lumps) than the 2008 benchmark prices, the average sales price for iron ore in the first half of 2009 was only 4.7% lower than in the first half of 2008. This is primarily because some of the 2008 benchmark prices did not take effect until the third quarter of 2008.
Iron ore pellets. Gross revenues from sales of iron ore pellets decreased 75.7%, driven by a 66.6% reduction in volume sold, due to weakened demand, and a 26.8% decline in the average sales price. The decline in the average sales price was smaller than the 48.3% reduction in the 2009 benchmark prices due to the factors described above in relation to iron ore.

Manganese ore. Gross revenues from sales of manganese ore decreased 52.8%, driven by a 41.1% decline in the average sale price and a 20.1% decline in volume sold due to weaker demand and built-up inventories.
Ferroalloys. Gross revenues from sales of ferroalloys decreased 78.0%, due to a 50.0% decline in volume sold and a 51.6% decline in the average sale price.
Nickel and other products. Gross revenues from this segment decreased 58.6%, mainly due to the following factors:
•	Gross revenues from nickel sales decreased 58.6%, primarily due to a 56.7% decline in the average sale price.
•	Gross revenues from copper sales decreased 60.6%, primarily due to a 48.2% decline in the average sale price and a 23.9% decline in volume sold.
Potash. Gross revenues from sales of potash increased 10.1%, due to a 25.8% increase in the average sale price, which was partially offset by a 12.4% decline in volume sold.
Kaolin. Gross revenues from sales of kaolin decreased 24.3%, reflecting a 32.1% decline in volume sold, which was partially offset by a 12.3% increase in the average sale price.
Copper concentrate. Gross revenues from sales of copper concentrate decreased 48.7%, reflecting a 49.0% decline in the average selling price and stable volume sold.
Aluminum products. Gross revenues from sales of aluminum-related products decreased 33.8%, primarily reflecting a 48.9% decline in revenue from aluminum sales due to a 48.3% decline in the average sale price.
Logistics services. Gross revenues from sales of logistics services decreased 41.7% as a result of the following factors:
•	Revenues from railroad transportation decreased 43.7%, primarily reflecting the significant drop in Brazilian steel output in the first half of 2009, which caused a sharp decline in the volume of steel inputs and products transported.
•	Revenues from port operations decreased 32.7%, primarily reflecting weaker demand.
Other products and services. Gross revenues from sales of other products and services, which include sales of coal, increased 5.6% as a result of higher average sale prices of coal, due to higher reference prices, in the first half of 2009 compared to the first half of 2008.

Operating costs and expenses
The following table summarizes our operating costs and expenses for the periods indicated.

	Six months ended June 30,
	2008		2009		% Change
	(US$ million)
	(unaudited)
Cost of ores and metals sold	US$	7,274	US$	4,464	(38.6)
Cost of aluminum products		1,054		981	(6.9)
Cost of logistic services		468		343	(26.7)
Cost of other products and services		209		247	18.2

Cost of goods sold		9,005		6,035	(33.0)
Selling, general and administrative expenses		666		463	(30.5)
Research and development expenses		459		454	(1.1)
Other operating costs and expenses		152		659	333.6

Total operating costs and expenses	US$	10,282	US$	7,611	(26.0)

The following table summarizes the components of our cost of goods sold for the periods indicated.

	Six months ended June 30,
	2008		2009		% Change
	(US$ million)
	(unaudited)
Outsourced services	US$	1,461	US$	943	(35.5)
Materials costs		1,525		1,220	(20.0)
Energy:
Fuel		893		517	(42.1)
Electric energy		528		353	(33.1)

Subtotal		1,421		870	(38.8)
Acquisition of products:
Iron ore and iron ore pellets		688		48	(93.0)
Aluminum products		141		134	(5.0)
Nickel		333		162	(51.4)
Other		97		9	(90.7)

Subtotal		1,259		353	(72.0)
Personnel		1,094		892	(18.5)
Depreciation and depletion		1,447		1,094	(24.4)
Other costs of goods sold		798		663	(16.9)

Total	US$	9,005	US$	6,035	(33.0)

The reduction in operating costs and expenses by US$2,671 million in the first half of 2009 is attributable to the decline in volumes sold and to our efforts to reduce costs by shutting-down higher-cost operating units, optimizing flow of materials, optimizing plant and labor utilization, cutting administrative costs and other measures.

Our total cost of goods sold was US$6,035 million in the first half of 2009, 33.0% lower than in the first half of 2008. Lower sales volumes were responsible for US$1,529 million of the US$2,970 million decline in cost of goods sold relative to the first half of 2008. Our efforts to reduce costs, and the lower value of the Brazilian real against the U.S. dollar, also contributed to the decline.
•	Outsourced services costs (primarily for operations services such as waste removal, cargo freight and maintenance of equipment and facilities) decreased 35.5%, driven primarily by lower volumes sold and exchange rate changes.
•	Materials costs decreased 20.0%, driven primarily by lower volume sold and the lower value of the Brazilian real against the U.S. dollar, the effects of which were partially offset by increased maintenance expenses due to the acceleration of scheduled maintenance for some operations.
•	Energy costs decreased 38.8%, driven primarily by lower volumes sold, lower average prices and exchange rate changes.
•	Costs for acquisition of products from third parties declined 72.0%, driven primarily by a decline in purchased volumes of iron ore and iron ore pellets and the lower average sale prices of nickel products.
•	Personnel costs decreased 18.5%, due primarily to lower volumes sold and the lower value of the Brazilian real against the U.S. dollar, the effects of which were partially offset by a 7% wage increase for Brazilian employees that took effect in November 2008.
•	Depreciation and depletion expense decreased 24.4%, driven primarily by the lower value of the Brazilian real against the U.S. dollar.
•	Other costs of goods sold decreased 16.9%, primarily reflecting lower expenditures on mining royalties and demurrage costs, as a result of the moderate pace of our activities during the first half of 2009.
Selling, general and administrative expenses
Selling, general and administrative expenses decreased 30.5%, due primarily to reduced expenses with respect to personnel, sales, services and advertising.
Research and development expenses
Research and development expenses remained stable at US$454 million in the first half of 2009, compared to US$459 million in the first half of 2008.
Other operating costs and expenses
Other operating costs and expenses increased by US$507 million in the first half of 2009 compared to the same period in 2008, mainly due to US$373 million of fixed expenses attributable to idle capacity and operations stoppages in the first half of 2009.

Operating income by segment
The following table shows our operating income by segment and as a percentage of revenues for the periods indicated.

	Six months ended June 30,
	2008			2009
	Segment operating income (loss)
	(US$		% of net	(US$		% of net
	million)		operating	million)		operating
	(unaudited)		revenues	(unaudited)		revenues
Ferrous minerals:
Iron ore	US$	4,441	56.2%	US$	3,053	55.6%
Iron ore pellets		578	32.6		(38)	(9.0)
Manganese ore		74	62.7		12	21.1
Ferroalloys		342	56.6		(13)	(9.8)
Pig iron		37	43.0		(2)	(18.2)

Subtotal		5,472	52.2		3,012	49.3
Non-ferrous minerals:
Nickel and other products (1)		2,032	42.6		(241)	(12.2)
Potash		78	48.8		106	58.6
Kaolin		(31)	(30.4)		(12)	(15.6)
Copper concentrate (2)		242	46.1		27	9.9
Aluminum products		181	13.5		(135)	(15.1)

Subtotal		2,502	36.3		(255)	(7.5)
Logistics services:
Railroads		131	22.7		17	5.3
Ports		27	20.5		5	5.9
Ships		—	—		—

		158	22.3		22	5.4
Other (3)		18	5.2		(118)	(33.0)

Total	US$	8,150	44.2%	US$	2,661	32.7%

(1)	Includes nickel co-products and by-products (copper, precious metals, cobalt and others).

(2)	Does not include copper produced as a nickel co-product.

(3)	Includes coal.
Our operating income decreased as a percentage of net operating revenues, from 44.2% in the first half of 2008 to 32.7% in the first half of 2009. Except for coal and potash revenues, which benefited from higher average prices, the other segments suffered from lower price levels and lower volumes sold.
Non-operating income (expenses)
The following table details our non-operating income (expenses) for the periods indicated.

	Six months ended June 30,
	2008		2009
	(US$ million)
	(unaudited)
Financial income	US$	78	US$	218
Financial expenses		(909)		(580)
Gains on derivatives, net		361		891
Foreign exchange and indexation gains, net		926		539
Gain on sale of investments		80		157

Total	US$	536	US$	1,225

We had net non-operating revenues of US$1,225 million in the first half of 2009, compared to net non-operating revenues of US$536 million in the first half of 2008. This increase primarily reflects the following factors:
•	Gains on derivatives of US$891 million in the first half of 2009 compared to US$361 million in the first half of 2008. The net fair-value gain of our currency and interest rate swaps, which mainly convert our Brazilian real-denominated debt into U.S. dollars to protect our cash flow from exchange rate volatility, produced a positive effect of US$967 million in the first half of 2009, driven by the appreciation of the Brazilian real against the U.S. dollar during the first half of 2009. The positive effect of our currency and interest rate swaps was partially offset by a fair-value loss of US$119 million arising from our nickel derivatives due to the increase in nickel prices in the first half of 2009.
•	A decline in financial expenses of US$329 million, principally due to lower floating interest rates.
•	An increase in financial income of US$140 million, principally due to a higher average cash balance.
•	Lower foreign exchange and indexation gains due to foreign exchange loss generated by the combination of larger cash and equivalent positions in U.S. dollars in the first half of 2009 and the appreciation of the Brazilian real against the U.S. dollar during the first half of 2009.
•	A US$157 million gain on the sale of all our common shares of Usiminas Siderúrgicas de Minas Gerais S.A. — Usiminas and gains on sales of other minor investments in the first half of 2009, compared to a US$80 million gain on the sale of our minority interest in Jubilee Mines N.L. in the first half of 2008.
Income taxes
In the first half of 2009, we recorded income tax expense of US$1,930 million compared to US$1,864 million in the same period of 2008. The effective tax rate on our pretax income was 49.7% in the first half of 2009, substantially higher than the statutory rate, mainly because of an effect caused by the 16.5% appreciation of the Brazilian real against the U.S. dollar during the first half of 2009. Exchange variations directly impact the exchange gains or losses recognized on transactions between the parent company and certain subsidiaries with lower statutory tax rates. Although those gains and losses are eliminated from reported consolidated pretax amounts in the consolidation and currency re-measurement process, they are not eliminated for tax purposes since in Brazil there is no consolidated income tax regime.
Affiliates and joint ventures
Our equity in the results of affiliates and joint ventures decreased to US$207 million in the first half of 2009 from US$379 million in the same period of 2008. Non-consolidated affiliates in the ferrous minerals business contributed to 69.6% of the total, followed by logistics 21.7% and coal 9.2%.
LIQUIDITY AND CAPITAL RESOURCES
Overview
In the ordinary course of business, our principal uses of funds are capital expenditures, dividend payments and repayment of debt. We have historically met these funding requirements by using cash generated from operating activities and through short-term and long-term borrowings. For 2009, we have budgeted US$9 billion for capital expenditures and announced minimum dividend payments of US$2.5 billion. We expect our operating cash flow and cash holdings to be sufficient to meet these anticipated requirements.
We regularly review acquisition and investment opportunities and, when suitable opportunities arise, we make selected acquisitions and investments to implement our business strategy. We may fund these investments with internally generated funds or with borrowings, supplemented in some cases by dispositions.
Sources of funds
Our principal sources of funds are operating cash flow and borrowings. Our operating activities generated positive cash flow of US$3,231 million in the first half of 2009. In July 2009, we issued US$942 million of mandatorily convertible notes due 2012 for total proceeds of US$936 million, net of commissions.
At June 30, 2009, we had available committed revolving credit lines totaling US$1.9 billion, of which US$1.15 billion was granted to Vale International and the balance to Vale Inco. As of June 30, 2009, neither Vale International nor Vale Inco had drawn any amounts under these facilities, and US$91 million of letters of credit were issued and outstanding pursuant to Vale Inco’s facility.

In April 2008, we entered into a credit line of R$7.3 billion with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the Brazilian national development bank, of which we have drawn US$587 million as of June 30, 2009.
During 2008, we signed framework agreements with the Japan Bank for International Cooperation (“JBIC”) and Nippon Export and Investment Insurance (“NEXI”) for the financing of mining, logistics and power-generation projects, representing US$5.0 billion of long-term financing. In November 2008, we signed a memorandum of understanding with the Export-Import Bank of Korea (“KEXIM”), the Korean official credit agency for export and import financing. We are negotiating similar agreements with other agencies, and some of those agreements may be executed this year.
Uses of funds
Acquisitions
In the first quarter of 2009, we acquired Green Mineral Resources, which owns two potash assets, the Regina Project and the Colorado Project, from Rio Tinto for US$850 million, net of acquired cash. In the first quarter of 2009, we also acquired 50% of Teal Minerals Incorporated, a joint venture with African Rainbow Minerals Limited, for US$65 million, in order to enhance our growth options in the copper business.
At the end of March 2009, we acquired 100% of Diamond Coal Ltd, a company that owns coal assets in Colombia, for US$300 million.
Capital expenditures
In the second quarter of 2009, we paid the second installment, totaling US$216 million, under a 30-year contract signed in 2007 under which we operate a segment of the Norte-Sul railroad (FNS). This amount was paid to the Brazilian government in exchange for the completion of 213.2 kilometers of new rail tracks. A final installment is due upon completion of the last segment of the railroad, which we expect to occur in April 2010.
For 2009, we have budgeted US$9 billion for capital expenditures. This amount includes expenditures on project development as well as maintenance of existing operations, and research and development, which are treated as current expenses for accounting purposes. Our actual capital expenditures may differ from the budgeted amount for a variety of reasons, including changes in exchange rates. In the first half of 2009, we spent US$3,794 million on capital expenditures, excluding acquisitions.
Distributions
The minimum dividend announced for 2009 is US$2,500 million. The first installment of this minimum dividend, totaling US$1,250 million, was paid on April 30, 2009. In the first half of 2009, we also paid US$26 million of interest (quarterly interest plus additional remuneration based on cash distributions in respect of our ADSs) on our mandatorily convertible notes due in 2010.
Debt
We are currently rated BBB+ (Standard & Poor’s), Baa2 (Moody’s), BBB high (Dominion) and BBB (Fitch).
At June 30, 2009, we had aggregate outstanding debt of US$19.493 billion. Our outstanding long-term debt (including the current portion of long-term debt and accrued charges) was US$19.436 billion, compared with US$18.168 billion at the end of 2008. At June 30, 2009, US$453 million of our debt was secured by liens on some of our assets. At June 30, 2009, our average debt maturity was 8.63 years.

In general, our short-term debt consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export prepayments and export sales advances with financial institutions. At June 30, 2009, we had US$38 million of outstanding short-term debt.
Our major categories of long-term indebtedness are as follows. The amounts given below include the current portion of long-term debt and exclude accrued charges.
•	U.S. dollar-denominated loans and financing (US$6.013 billion at June 30, 2009). These loans include export financing lines, import finance from export credit agencies, and loans from commercial banks and multilateral organizations. The largest facility is a pre-export financing facility, linked to future receivables from export sales, that was originally entered into in the amount of US$6.0 billion as part of the refinancing of the Inco acquisition debt. The outstanding amount at June 30, 2009 was US$3.9 billion.
•	U.S. dollar-denominated fixed rate notes (US$6.501 billion at June 30, 2009). Through our finance subsidiary Vale Overseas Limited, we have issued in public offerings several series of fixed rate debt securities with a Vale guarantee, totaling US$5.381 billion. Our subsidiary Vale Inco has issued fixed rate debt in the amount of US$1.120 billion.
•	U.S. dollar-denominated loans secured by future export receivables (US$178 million at June 30, 2009). We have a US$400 million securitization program based on existing and future receivables generated by our subsidiary CVRD Finance from exports of iron ore and iron ore pellets to six of our customers in Europe, Asia and the United States.
•	Real-denominated non-convertible debentures (US$3.075 billion at June 30, 2009). In November 2006, we issued non-convertible debentures in the amount of approximately US$2.6 billion, in two series, with four- and seven-year maturities. The first series, approximately US$700 million at issuance, matures in 2010 and bears interest at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate. The second series, approximately US$1.9 billion at issuance, matures in 2013 and bears interest at the Brazilian CDI interest rate plus 0.25% per year. At June 30, 2009, the total amount of these two series was US$2.818 billion.
•	Perpetual notes (US$83 million at June 30, 2009). We have issued perpetual notes that are exchangeable for 48 billion preferred shares of the Brazilian bauxite producer Mineração Rio do Norte S.A. (MRN). Interest is payable on the notes in an amount equal to dividends paid on the underlying preferred shares.
•	Other debt (US$3.315 billion at June 30, 2009). We have outstanding debt, principally owed to BNDES and Brazilian commercial banks, and loans and financing in other currencies.
Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to equity, debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of June 30, 2009, and we believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital requirements. We believe we will be able to operate within the terms of our financial covenants for the foreseeable future. None of these covenants directly restricts our ability to pay dividends on equity securities at the parent-company level.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.
Date: September 8, 2009	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

EXHIBIT INDEX

Exhibit A
Unaudited condensed consolidated interim financial information for the three-month periods ended June 30, 2009, March 31, 2009 and June 30, 2008 and for the six-month periods ended June 30, 2009 and 2008

Exhibit B	Ratio of earnings to combined fixed charges and preferred dividends